UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 25)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Biofrontera AG

(Name of Subject Company)

n/a

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

Maruho Deutschland GmbH

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Maruho Deutschland GmbH

Hemmelrather Weg 201, Haus 2

51377 Leverkusen, Germany

Telephone: +49(0)214-892201-0

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications)

Copies to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

(216) 621-0200

April 15, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following announcements have been published in Germany and are attached as exhibits to this Form CB/A:

(i)

Publication of the decision to make a voluntary public acquisition offer in the form of a partial offer pursuant to Section 10 (1) and (3) of the German Securities Acquisition and Takeover Act (English translation).*

(ii)	Announcement pursuant to Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (English translation).*

(iii)	Maruho Offer Document (English translation).*

(iv)	Press Release – Maruho publishes offer document for voluntary public partial acquisition offer to shareholders of Biofrontera AG (English translation).*

(v)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – April 23, 2019 (English translation).*

(vi)	Announcement pursuant to Section 16 para. 3 sentence 3 of the German Securities Acquisition and Takeover Act – April 26, 2019 (English translation).*

(vii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – April 29, 2019 (English translation).*

(viii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 6, 2019 (English translation).*

(ix)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 13, 2019 (English translation).*

(x)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 20, 2019 (English translation).*

(xi)

Publication of the decision to increase the Offer Price regarding the Voluntary Public Acquisition Offer in the form of a Partial Offer by Maruho Deutschland GmbH to the Shareholders of Biofrontera AG (English translation).*

(xii)	Amendment of the Voluntary Public Acquisition Offer in the form of a partial offer (Cash Offer) and Update of the Offer Document (English translation).*

(xiii)	Announcement pursuant to Section 21 para. 2 sentence 1, 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act – May 27, 2019 (English translation).*

(xiv)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 27, 2019 (English translation).*

(xv)

Announcement regarding the Amended Voluntary Public Acquisition Offer (Partial Offer) by Maruho Deutschland GmbH to the Shareholders of Biofrontera AG under the German Securities Acquisition and Takeover Act – May 31, 2019 (English translation).*

(xvi)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 3, 2019 (English translation).*

(xvii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 11, 2019 (English translation).*

(xviii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 17, 2019 (English translation).*

(xix)	Call for acceptance of the ongoing voluntary partial acquisition offer for Biofrontera AG by Maruho Deutschland GmbH (English translation).*

(xx)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 18, 2019 (English translation).*

(xxi)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 19, 2019 (English translation).*

(xxii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 21, 2019 (English translation).*

(xxiii)	Announcement on the extension of the acceptance period pursuant to Section 22 para. 2 of the German Securities Acquisition and Takeover Act (English translation).*

(xxiv)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 24, 2019 (English translation).*

(xxv)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 1, 2019 (English translation).*

(xxvi)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 8, 2019 (English translation).*

(xxvii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 15, 2019 (English translation).*

(xxviii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 16, 2019 (English translation).*

(xxix)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 17, 2019 (English translation).*

(xxx)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 18, 2019 (English translation).*

(xxxi)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 19, 2019 (English translation).*

(xxxii)	Announcement pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act – July 24, 2019 (English translation).

(xxxiii)	Press Release – Maruho increases stake in Biofrontera to 28.14 percent (English translation).

(b)	Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Maruho Deutschland GmbH with the Securities and Exchange Commission on April 2, 2019.

*	Previously furnished.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Maruho Deutschland GmbH
/s/ Seiichi Takada
Name:	Seiichi Takada
Title:	Managing Director

Maruho Deutschland GmbH
/s/ Kenichi Owada
Kenichi Owada
Managing Director July 24, 2019

Exhibit Index

Exhibit No.	Description

99.1	Publication of the decision to make a voluntary public acquisition offer in the form of a partial offer pursuant to Section 10 (1) and (3) of the German Securities Acquisition and Takeover Act (English translation).*

99.2	Announcement pursuant to Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (English translation).*

99.3	Maruho Offer Document (English translation).*

99.4	Press Release – Maruho publishes offer document for voluntary public partial acquisition offer to shareholders of Biofrontera AG (English translation).*

99.5	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – April 23, 2019 (English translation).*

99.6	Announcement pursuant to Section 16 para. 3 sentence 3 of the German Securities Acquisition and Takeover Act – April 26, 2019 (English translation). *

99.7	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – April 29, 2019 (English translation).*

99.8	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 6, 2019 (English translation).*

99.9	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 13, 2019 (English translation).*

99.10	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 20, 2019 (English translation).*

99.11	Publication of the decision to increase the Offer Price regarding the Voluntary Public Acquisition Offer in the form of a Partial Offer by Maruho Deutschland GmbH to the Shareholders of Biofrontera AG (English translation).*

99.12	Amendment of the Voluntary Public Acquisition Offer in the form of a partial offer (Cash Offer) and Update of the Offer Document (English translation).*

99.13	Announcement pursuant to Section 21 para. 2 sentence 1, 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act – May 27, 2019 (English translation).*

99.14	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – May 27, 2019 (English translation).*

99.15	Announcement regarding the Amended Voluntary Public Acquisition Offer (Partial Offer) by Maruho Deutschland GmbH to the Shareholders of Biofrontera AG under the German Securities Acquisition and Takeover Act – May 31, 2019 (English translation).*

99.16	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 3, 2019 (English translation).*

99.17	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 11, 2019 (English translation).*

99.18	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 17, 2019 (English translation).*

99.19	Call for acceptance of the ongoing voluntary partial acquisition offer for Biofrontera AG by Maruho Deutschland GmbH (English translation).*

99.20	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 18, 2019 (English translation).*

99.21	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 19, 2019 (English translation).*

99.22	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 21, 2019 (English translation).*

99.23	Announcement on the extension of the acceptance period pursuant to Section 22 para. 2 of the German Securities Acquisition and Takeover Act (English translation).*

99.24	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – June 24, 2019 (English translation).*

99.25	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 1, 2019 (English translation).*

99.26	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 8, 2019 (English translation).*

99.27	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 15, 2019 (English translation).*

99.28	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 16, 2019 (English translation).*

99.29	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 17, 2019 (English translation).*

99.30	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 18, 2019 (English translation).*

99.31	Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act – July 19, 2019 (English translation).*

99.32	Announcement pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act – July 24, 2019 (English translation).

99.33	Press Release – Maruho increases stake in Biofrontera to 28.14 percent (English translation).

*	Previously furnished.